Mail Stop 4561

August 10, 2006

VIA USMAIL and FAX (425) 952-5679

Mr. John Zdanowski
Chief Financial Officer
HouseValues, Inc.
11332 NE 122nd Way
Kirkland, Washington 98034

> **Re:** **Housevalues, Inc.**
> **Form 10-K for the year ended 12/31/2005**
> **Filed on 3/10/2006**
> **File No. 000-51032**

Dear Mr. John Zdanowski:

   We have reviewed your response letter dated June 16, 2006 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 6 – Selected Consolidated Financial Date, pages 30-31; Quarterly Consolidated Statements and Operations Data, page 42

1. We have read your response to comment 1.   Your response has not demonstrated the usefulness of adjusting EBITDA for stock based compensation in evaluating your performance.   We believe the facts and circumstances do not support the adjustment of stock based compensation in accordance to Item 10 (e) of Regulation S-K and Question eight and nine of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.   In this regard, we note the disclosure that you have incurred stock based compensation expense in each of the last five years and expect it to increase substantially in 2006 upon adoption of SFAS 123(R). In future filings, please revise to exclude your adjustment for stock based compensation.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant